SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 1st, 2010

On June 1st, 2010, at 10:00 am, at the Company’s offices, located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP. 05.425-070, the Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members. Board Member Eduardo Rath Fingerl and his respective alternate did not attend the meeting. The Chief Executive Officer of the Company, Bernardo Gradin, and Board Members Mauricio Roberto de Carvalho Ferro, Manoel Carnaúba and Marcela Drehmer were present at the meeting. Mr. Ismael Abreu, representative of the Company’s Audit Committee, Mr. Marco Antonio Villas Boas and Mrs. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: After due analysis of the Proposal for Deliberation (“PD”), a copy of which and related documentation, including the favorable opinion of the Company’s Audit Committee, were previously forwarded to the Board Members for cognizance, as provided for in its Internal Regulations and shall remain duly filed at the Company’s headquarters, the following deliberation was unanimously taken: 1) PD.CA/BAK - 23/2010 – Merger of Shares of Quattor Participações S/A (“Quattor”) into Braskem S/A – the calling of an Extraordinary General Meeting, to be held on June 18, at 10:30 am, upon publication of the respective Call Notice pursuant to law, to deliberate on the proposal of the merger of shares of Quattor into the Company, and the subsequent amendment to article 4 of the Company’s Bylaws due to the increase in its share capital upon the issuance of common shares, pursuant to the terms and conditions contained in the respective PD was authorized; II) Subjects for Acknowledgement: Presentations were made by the persons in charge of the matters contained in this item of the agenda, namely: 1) Renewal of Quattor’s Operational Risks Policy; 2) Update on Quattor; 3) Update on SUAPE; and 4) Braskem Sustainability Strategy. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo/SP, June 1st, 2010. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Paulo Roberto Costa - Vice-Chairman; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Alvaro Fernandes da Cunha Filho; Francisco Pais; José de Freitas Mascarenhas; Maria das Graças Silva Foster; Paulo Henyan Yue Cesena and Newton Sergio de Souza].

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 1st, 2010

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.